Exhibit (g)(3)

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT
BETWEEN
KAYNE ANDERSON BDC, INC.
AND
KA CREDIT ADVISORS, LLC

This Amended and Restated Investment Advisory Agreement (this “Agreement”) is made as of March 6, 2024, by and between Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), and KA Credit Advisors, LLC, a Delaware limited liability company (the “Adviser”) and is to become effective upon successful completion of the initial public offering of the common stock (the “IPO”) of the Company.

WHEREAS, the Company and the Adviser entered into that certain Investment Advisory Agreement, dated as of February 5, 2021 (as amended by that certain Amendment, dated as of November 8, 2022) (the “Original Investment Advisory Agreement”);

WHEREAS, the Company and the Adviser desire to amend and restate the Original Investment Advisory Agreement in its entirety as set forth in this Agreement;

WHEREAS, this Agreement is substantially the same as the Original Investment Advisory Agreement with no change in the services provided by the Adviser but this Agreement removes references to the base management fee payable before an Exchange Listing (as defined below) that are no longer applicable, and to specify that the Incentive Fee (also as defined below) on income will be subject to a twelve-quarter lookback quarterly hurdle rate of 1.50% as opposed to a single quarter measurement and will become subject to an Incentive Fee Cap (as defined below) based on the Company’s Cumulative Pre-Incentive Fee Net Return (as defined below). This Agreement will not result in higher inventive fees (on a cumulative basis) payable to the Adviser than the fees that would have otherwise been payable to the Adviser under the Original Investment Advisory Agreement;

WHEREAS, this Agreement will become valid and enforceable upon the closing of the IPO (the “Effective Date”). In the event that the IPO is not completed, the Original Investment Advisory Agreement will remain in full force and effect, and this Agreement will have no effect.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

Section 1. Duties of the Adviser.

(a)       Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth in accordance with:

(i)       the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form 10 or Form N-2 (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”), and in the Company’s offering document, as amended from time to time or as may otherwise be set forth in the Company’s periodic reports filed in compliance with the Securities Exchange Act of 1934, as amended, as applicable;

(ii)       during the term of this Agreement, all other applicable federal and state laws, rules and regulations, and the Company’s certificate of formation and limited liability company operating agreement, bylaws, certification of incorporation, as each may be amended from time to time (the “Organizational Documents”);

(iii)       such investment policies, directives, regulatory restrictions as the Company may from time to time establish or issue and communicate to the Adviser in writing; and

(iv)       the Company’s compliance policies and procedures as applicable to the Adviser and as administered by the Company’s chief compliance officer.

(b)       Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i)       determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii)       identify, evaluate and negotiate the structure of the investments made by the Company;

(iii)       perform due diligence on prospective portfolio companies;

(iv)       execute, close, service and monitor the Company’s investments;

(v)       determine the securities and other assets that the Company shall purchase, retain or sell;

(vi)      arrange financings and borrowing facilities for the Company;

(vii)      provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

(viii)       to the extent permitted under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”) and the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”), on the Company’s behalf, and in coordination with any administrator, provide significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance under the 1940 Act, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. In addition, to the extent it is necessary for the Company to be operated as a “venture capital operating company” under Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Company will obtain direct contractual rights to substantially participate in, or substantially influence, the conduct of the management of an operating company; and in the ordinary course of its business, actually exercises such management rights with respect to one or more of the operating companies in which it invests.

(c)       Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of and in the name of the Company to effectuate investment decisions for the Company, including the negotiation, execution and delivery of all documents relating to the acquisition and disposition of the Company’s investments, the placing of orders for other purchase or sale transactions on behalf of the Company or any entity in which the Company has a direct or indirect ownership interest, including any interest rate, currency or other derivative instruments, and the engagement of any services providers deemed necessary or appropriate by the Adviser to the exercise of such power and authority. In the event that the Company determines to issue debt or other securities (or to refinance existing debt or other senior securities), the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board. If it is necessary for the Adviser to make investments or obtain financing on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle and to make investments or obtain financing through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement in accordance with applicable securities laws and compliance policies and procedures or the Adviser, including but not limited to effecting and settling transactions, and entering into agreements incident thereto, as authorized by this Agreement.

(d)       Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein. Unless and until it resigns or is removed as investment adviser to the Company in accordance with this Agreement, the Adviser, to the extent of its powers as set forth in this Agreement, shall be an agent of the Company for the purpose of the Company’s business, and action taken by the Adviser in accordance with such powers shall bind the Company.

(e)       Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(f)       Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or otherwise on written request by the Company. The Adviser further agrees that the records that it maintains and keeps for the Company shall be preserved in the manner and for the periods prescribed by the 1940 Act, unless any such records are earlier surrendered as provided above. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Company.

Section 2. Expenses Payable by the Company.

(a)       Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services and managerial assistance hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b)       Company’s Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Sections 2(a) and (c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions including costs and expenses relating to: the Company’s initial organization costs and operating costs incurred prior to the filing of its election to be treated as a BDC; the costs associated with any offerings of the Company’s securities; calculating individual asset values and the Company’s net asset value (including the cost and expenses of any third-party valuation services); out-of-pocket expenses, including travel expenses, incurred by the Adviser, or members of its investment team, or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing the Company’s rights; the Base Management Fee and any Incentive Fees payable under this Agreement; certain costs and expenses relating to distributions paid by the Company; administration fees payable under the administration agreement, by and between the Company and KA Credit Advisors, LLC (in such capacity, the “Administrator”), dated as of February 5, 2021 (the “Administration Agreement”) and any sub-administration agreements, including related expenses; debt service and other costs of borrowings or other financing arrangements; the allocated costs incurred by the Adviser in providing managerial assistance to those portfolio companies that request it; amounts payable to third parties relating to, or associated with, making or holding investments; transfer agent and custodial fees; costs of hedging; commissions and other compensation payable to brokers or dealers; federal and state registration fees; U.S. federal, state and local taxes; independent director fees and expenses; costs of preparing financial statements and maintaining books and records, costs of preparing tax returns, costs of compliance with the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), and attestation and costs of filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration and listing fees, and the compensation of professionals responsible for the preparation or review of the foregoing; the costs of any reports, proxy statements or other notices to the Company’s stockholders (including printing and mailing costs), the costs of any stockholders’ meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters; the costs of specialty and custom software expense for monitoring risk, compliance and overall investments; the Company’s fidelity bond; all costs associated with setting up special purpose vehicles; directors and officers/errors and omissions liability insurance, and any other insurance premiums; indemnification payments; direct fees and expenses associated with independent audits, agency, consulting and legal costs; and all other expenses incurred by either the Administrator or the Company in connection with administering its business, including payments under the Administration Agreement for administrative services that shall be based upon the Company’s allocable portion of overhead and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including, but not limited to rent, the fees and expenses associated with performing compliance functions, and the Company’s allocable portion of the costs of compensation paid to or distributions received by its Chief Financial Officer, Chief Compliance Officer, any of their respective staff who provide services to the Company and any internal audit staff, to the extent internal audit performs a role in the Company’s Sarbanes-Oxley internal control assessments.

For avoidance of doubt, it is agreed and understood that, from time to time, the Adviser or its affiliates may pay amounts or bear costs properly constituting Company expenses as set forth herein or otherwise and that the Company shall reimburse the Adviser or its affiliates for all such costs and expenses that have been paid by the Adviser or its affiliates on behalf of the Company.

(c)       Portfolio Company’s Compensation. In certain circumstances the Adviser, or any of it respective Affiliates (as defined below), may receive compensation from a portfolio company, in connection with the Company’s investment in such portfolio company. Any compensation received by the Adviser, or any of its respective Affiliates, attributable to the Company’s investment in any portfolio company, in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in any exemptive relief granted to the Adviser, or the Company by the SEC, shall be delivered promptly to the Company and the Company will retain such excess compensation for the benefit of its stockholders.

Section 3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Company shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct.

(a)       Base Management Fee: The Base Management Fee will be calculated at an annual rate of 1.00% of the fair market value of Company’s investments.

For services rendered under this Agreement, the base management fee will be payable quarterly in arrears and calculated based on the average value, at the end of the two most recently completed calendar quarters, of the Company’s fair market value of investments, including, in each case, assets purchased with borrowed funds or other forms of leverage, but excluding cash, U.S. government securities and commercial paper instruments maturing within one year of purchase. Base management fees for any partial quarter will be appropriately pro-rated. If the Effective Date occurs on a date other than the first day of a calendar quarter, the Base Management Fee will be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Effective Date based on the number of days in such calendar quarter before and after the Effective Date.

(b)       Incentive Fee. The Incentive Fee is divided into two parts, an incentive fee on income and an incentive fee on capital gains. Prior to a “Liquidity Event” which is defined as (a) an initial public offering of the Company’s Shares (the “Initial Public Offering”) or the listing of the Company’s Shares on an exchange (together with the Initial Public Offering, an “Exchange Listing”), (b) the sale of the Company or (c) a disposition of substantially all of the Company’s investments and distribution of the net proceeds (after repayment of borrowed funds or other forms of leverage) to the Company’s investors, any Incentive Fee earned by the Adviser shall accrue as earned but only become payable in cash to the Adviser upon consummation of the Liquidity Event. To the extent the Company does not complete an Exchange Listing, the Incentive Fee will be payable to the Adviser (a) upon consummation of a sale of the Company, (b) once substantially all the proceeds from a Company liquidation payable to the Company’s stockholders have been distributed to such stockholders or (c) upon the termination of this Agreement.

(i)       Incentive Fee on Income. The income incentive fee will be calculated and payable quarterly in arrears based on the Company’s quarterly pre-incentive fee net investment income (as defined below) with respect to (1) the calendar quarter in which the Effective Date occurs (the “First Calendar Quarter”) and (2) each subsequent calendar quarter, with the then current calendar quarter and the eleven preceding calendar quarters beginning with the calendar quarter after the First Calendar Quarter (or the appropriate portion thereof in the case of any of the Company’s first eleven calendar quarters that commence after the First Calendar Quarter) (those calendar quarters after the First Calendar Quarter, the “Trailing Twelve Quarters”). For purposes of calculating the income incentive fee, “pre-incentive fee net investment income” is defined as, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the beginning of each applicable calendar quarter from interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement (as defined below), and any interest expense or fees on any credit facilities or senior unsecured notes and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income with respect to the First Calendar Quarter will be allocated proportionately over the quarter based on the number of days in the quarter for purposes of calculating the inventive fee below.

(ii)       For the First Calendar Quarter, pre-incentive fee net investment income in respect of the First Calendar Quarter will be compared to a hurdle rate of 1.50% (6.0% annualized). The income incentive fee for the First Calendar Quarter will be determined as follows:

•	no income incentive fee is payable to the Adviser if the aggregate pre-incentive fee net investment income for the First Calendar Quarter does not exceed that hurdle rate;

•	100% of the aggregate pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds that hurdle rate, but is less than a quarterly rate of 1.6667% for the portion of the First Calendar Quarter before the Initial Public Offering and a quarterly rate of 1.7647% for the portion of the First Calendar Quarter after the Initial Public Offering, referred herein as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 10% of the Company’s pre-incentive fee net investment income for the portion of the First Calendar Quarter before the Initial Public Offering and 15% for the balance of that First Calendar Quarter, as if the hurdle rate did not apply; and

•	10% of the aggregate pre-incentive fee net investment income, if any, that exceeds a quarterly rate of 1.6667% for the portion of the First Calendar Quarter before the Initial Public Offering and 15% of the aggregate pre-incentive fee net investment income, if any, that exceeds a quarterly rate of 1.7647% for the balance of the First Calendar Quarter.

(iii)       Commencing with the calendar quarter beginning immediately after the First Calendar Quarter, subject to the Incentive Fee Cap (as defined below), the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters will be compared to a “Hurdle Rate” equal to the product of (i) the hurdle rate of 1.50% per quarter (6.0% annualized) and (ii) the sum of the Company’s net assets at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The Hurdle Rate will be calculated after making appropriate adjustments to the Company’s net asset value at the beginning of each applicable calendar quarter for all issuances by the Company of shares of its common stock, including issuances pursuant to its dividend reinvestment plan, and distributions during the applicable calendar quarter. The income incentive fee for each calendar quarter will be determined as follows:

•	no income incentive fee is payable to the Adviser in any calendar quarter in which aggregate pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters does not exceed the Hurdle Rate;

•	100% of the aggregate pre-incentive fee net investment income in respect of the Trailing Twelve Quarters with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the Hurdle Rate, but is less than or equal to an amount (the “Catch-up Amount”) determined on a quarterly basis by multiplying 1.7647% by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters (after making appropriate adjustments to the Company’s net asset value at the beginning of each applicable calendar quarter for all issuances by the Company of shares of its common stock, including issuances pursuant to its dividend reinvestment plan, and distributions during the applicable calendar quarter); and

•	15% of the aggregate pre-incentive fee net investment income in respect of the Trailing Twelve Quarters that exceeds the Catch-up Amount.

(iv)       Incentive Fee Cap. Commencing with the quarter that begins immediately after the First Calendar Quarter, each income incentive fee will be subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in respect of any calendar quarter is an amount equal to 15% of the Cumulative Pre-Incentive Fee Net Return (as defined herein) during the Trailing Twelve Quarters less the aggregate income incentive fees that were paid to the Adviser in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters. In the event the Incentive Fee Cap is zero or a negative value then no income incentive fee shall be payable and if the Incentive Fee Cap is less than the amount of income incentive fee that would otherwise be payable, the amount of income incentive fee shall be reduced to an amount equal to the Incentive Fee Cap. As used herein, “Cumulative Pre-Incentive Fee Net Return” means (A) with respect to the First Calendar Quarter, the sum of pre-incentive fee net investment income in respect of the First Calendar Quarter, (B) with respect to the relevant Trailing Twelve Quarters, the pre-incentive fee net investment income in respect of the relevant Trailing Twelve Quarters minus (B) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no income incentive fee to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the income incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income incentive fee to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the income incentive fee that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an income incentive fee to the Adviser equal to the incentive fee calculated as described above for such quarter without regard to the Incentive Fee Cap. “Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

(v)       Incentive Fee on Capital Gains. The incentive fee on capital gains (the “capital gain incentive fee”) will be calculated quarterly as follows:

•	Prior to an Exchange Listing (accrued quarterly and paid upon a Liquidity Event:

o	10.0% of the Company’s realized capital gains, if any, on a cumulative basis from formation through (a) the day before an Exchange Listing, (b) upon consummation of a Liquidity Event or (c) upon the termination of this Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For the purpose of computing the capital gain incentive fee, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly.

•	After an Exchange Listing (accrued quarterly and paid annually following the calendar year end):

o	15% of the Company’s realized capital gains, if any, on a cumulative basis from formation through the end of a given calendar year or upon termination of this Agreement, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. Following an Exchange Listing, solely for the purposes of calculating the capital gain incentive fee, the Company will be deemed to have previously paid capital gains incentive fees prior to an Exchange Listing equal to the product obtained by multiplying (a) the actual aggregate amount of previously paid capital gain incentive fees for all periods prior to an Exchange Listing by (b) the percentage obtained by dividing (x) 15% by (y) 10%. In the event that the Investment Advisory Agreement terminates as of a date that is not a fiscal year end, the termination date will be treated as though it were a fiscal year end for purposes of calculating and paying a capital gain incentive fee.

(c)       Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any calendar quarter or year shall be deferred without interest and may be paid over in any such other quarter prior to the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

Section 4. Covenant of the Adviser.

The Adviser covenants that it is registered as an investment adviser under the Advisers Act on the effective date of this Agreement, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Company pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

Section 5. Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Company, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

Section 6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any officer, director, stockholder (and their stockholders or members, including the owners of their stockholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein.

During the term of this Agreement and for a period of one year following any termination or nonrenewal of this Agreement for any reason, the Company shall not, directly or indirectly on behalf of itself or any other person or entity: (a) solicit the employment of or employ any partners, stockholders, directors, trustees, officers, employees, consultants and/or associated persons (each, an “Associate”) of the Adviser or any of their respective Affiliates (collectively, “Adviser Persons”) or any person or entity who was an Associate of an Adviser Person during the one-year period preceding such proposed solicitation or employment, or (b) induce, persuade or attempt to induce or persuade the discontinuation of, or in any way interfere or attempt to interfere with, the relationship between an Adviser Person and any Associate of such Adviser Person or any person or entity who was an Associate of such Adviser Person during the one-year period preceding such proposed inducement, persuasion or interference or attempted inducement, persuasion or interference. The parties intend that any provision of this Section 6 held invalid, illegal or unenforceable only in part or degree because of the duration or geographic scope thereof shall remain in full force to the extent not held invalid, illegal or unenforceable.

For purposes of this Agreement, “Affiliate” or “Affiliated” or any derivation thereof means with respect to any individual, corporation, partnership, trust, joint venture, limited liability company or other entity or association (“Person”): (a) any Person directly or indirectly owning, controlling, or holding, with the power to vote, 10% or more of the outstanding voting securities of such other Person; (b) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (c) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (d) any executive officer, director, trustee or general partner of such other Person; or (e) any legal entity for which such Person acts as an executive officer, director, trustee or general partner.

Section 7. Responsibility of Dual Directors, Officers and/or Employees.

If any person who is a director, officer, stockholder or employee of the Adviser is or becomes a director, officer, stockholder and/or employee of the Company and acts as such in any business of the Company, then such director, officer, stockholder and/or employee of the Adviser shall be deemed to be acting in such capacity solely for the Company, and not as a director, officer, stockholder or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

Section 8. Indemnification.

(a)       Indemnification. Subject to Section 9, the Adviser, its directors, trustees, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the 1940 Act (“Controlling Persons”)) and any other person or entity Affiliated with, or acting on behalf of, the Adviser (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) (“Losses”) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Indemnified Parties’ duties or obligations under this Agreement, or otherwise as an investment adviser of the Company to the extent such Losses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the Organizational Documents, the 1940 Act, the laws of the State of Delaware and other applicable law.

Section 9. Limitation on Indemnification.

Notwithstanding anything in Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect any of the Indemnified Parties against, or entitle or be deemed to entitle any of the Indemnified Parties to indemnification in respect of, any Losses to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (to the extent applicable, as the same shall be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder).

In addition, notwithstanding any of the foregoing to the contrary, the provisions of Section 8 and this Section 9 shall not be construed so as to provide for the indemnification of any Indemnified Party for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of Section 8 and this Section 9 to the fullest extent permitted by law.

Section 10. Effectiveness, Duration and Termination of Agreement.

(a)       Term and Effectiveness. This Agreement shall become effective as of the first date written above. Once effective, this Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive one-year periods; provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Directors, in accordance with the requirements of the 1940 Act.

(b)       Termination. This Agreement may be terminated at any time, without the payment of any penalty, (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a majority of the outstanding voting securities of the Company (as “majority” is defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Independent Directors; or (ii) by the Adviser upon not less than 60 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 8 and 9 shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed to it under Section 3 through the date of termination or expiration and Sections 8 and 9 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.

(c)       Duties of Adviser Upon Termination. The Adviser shall promptly upon termination:

(i)       deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

(ii)       deliver to the Board of Directors all assets and documents of the Company then in custody of the Adviser; and

(iii)       cooperate with the Company to provide an orderly transition of services.

Section 11. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

Section 12. Amendments.

This Agreement may be amended by mutual written consent of the parties; provided that the consent of the Company is required to be obtained in conformity with the requirements of the 1940 Act.

Section 13. Severability.

If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

Section 14. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

Section 15. Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto and the provisions of Sections 8 and 9, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the 1940 Act and the Advisers Act shall control.

Section 16. Third Party Beneficiaries.

Except for any Indemnified Party, such Indemnified Parties each being an intended beneficiary of this Agreement, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

Section 17. Entire Agreement.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

Section 18. Insurance.

The Company shall acquire and maintain a directors and officers liability insurance policy or similar insurance policy, which may name the Adviser as an additional insured party (each an “Additional Insured Party” and collectively the “Additional Insured Parties”). Such insurance policy shall include reasonable coverage from a reputable insurer. The Company shall make all premium payments required to maintain such policy in full force and effect; provided, however, each Additional Insured Party, if any, shall pay to the Company, in advance of the due date of such premium, its allocated share of the premium. Irrespective of whether the Adviser is a named Additional Insured Party on such policy, the Company shall provide the Adviser with written notice upon receipt of any notice of: (a) any default under such policy; (b) any pending or threatened termination, cancellation or non-renewal of such policy or (c) any coverage limitation or reduction with respect to such policy. The foregoing provisions of this Section 18 notwithstanding, the Company shall not be required to acquire or maintain any insurance policy to the extent that the same is not available upon commercially reasonable pricing terms or at all, as determined in good faith by the required majority (as defined in Section 57(o) of the 1940 Act) of the Board of Directors.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

KAYNE ANDERSON BDC, INC.

a Delaware corporation

717 Texas Avenue
Suite 2200
Houston, TX 77002

By:	/s/ Terry Hart
Name:	Terry Hart
Title:	Chief Financial Officer and Treasurer

KA CREDIT ADVISORS, LLC

a Delaware limited liability company
717 Texas Avenue
Suite 2200
Houston, TX 77002

By:	/s/ Michael O’Neil
Name:	Michael O’Neil
Title:	Chief Compliance Officer

[Signature Page to A&R Investment Advisory Agreement]